SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE NEW YORK 10036-6522 —— TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com	FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C.

BY EDGAR AND EXPRESS MAIL

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Max A. Webb, Esq.

Lauren Nguyen, Esq.

March 30, 2009	WILMINGTON ----------- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA

Re:

MacroShares Housing Depositor, LLC

Amendments No. 3 to the

Registration Statements on Form S-1

Filed February 17, 2009,

File No. 333-151522

File No. 333-151523; and

Amendment No. 4 to each of the above-referenced

Registration Statements

Filed March 30, 2009.

Ladies and Gentlemen:

Set forth below are the responses of MacroShares Housing Depositor, LLC (the "Company") to (i) the comment letter of the Staff of the Securities and Exchange Commission (the "Staff") dated March 10, 2009 (the "March 2009 Comment Letter"), (ii) the comment letter of the Staff dated March 19, 2009, and (iii) the additional Staff comment received via telephone, all of which were received with respect to the Company's above-referenced Registration Statements, File No. 333-151522 and 333-151523.  Enclosed herewith are copies of Amendment No. 4 to each of these Registration Statements (each, "Amendment No. 4").

Securities and Exchange Commission

March 30, 2009

For your convenience, we have set forth below the Staff's comments in bold followed by the Company's response thereto.  Page numbers and section references indicate the location of our revisions contained in the prospectus for the MacroShares Major Metro Housing Up Shares (the "Up Prospectus") that is part of Amendment No. 4 to Registration Statement, File No. 333-151522.  Conforming changes have also been made in the prospectus for the MacroShares Major Metro Housing Down Shares (the "Down Prospectus") that is part of Amendment No. 4 to Registration Statement, File No. 333-151523.  Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Up Prospectus and the Down Prospectus.

The Company has reviewed this letter and has authorized us to make the representations contained herein on its behalf.

March 10, 2009 Letter

General

1.

We note the proposed "changed pages" included in the Up and Down registration statements indicating the changes to be included in the registration statements registering the MacroShares on a continuous basis.  However, we did not see an explanation in your response letter explaining how you plan to register the MacroShares on a continuous basis.  Please note that the shares for the initial offerings and the continuous offerings should be registered on separate registration statements.  Furthermore, the registration statements registering MacroShares on a continuous basis should be filed with the Commission in due time to provide the Staff adequate time to review the filings.

The Company intends to register the shares to be sold in the initial public offering by means of the registration statement being filed concurrently herewith.  After addressing any further comments from the Staff, the Company intends to request that this registration statement be declared effective.  After the registration statement has been declared effective and after the public auction has closed, the Company intends to file a post-effective amendment in which it will include in Exhibit 99.2 to the registration statement all relevant information about the number of shares sold in the auction and the price per share.  Pursuant to this post-effective amendment, the Company will also (i) register additional shares, if necessary, (ii) indicate in a footnote to the calculation of the Registration Fee table on the registration statement cover page that the registration fees are being carried over from the initial public offering, if applicable, and (iii) indicate that the shares that are being registered are being offered pursuant to a Rule 415 continuous offering.

2.

We note your response to prior comment 1 and the statement that you have postponed the offering of the Housing MacroShares "in order to allow enough time for placement agents to introduce these securities to the market."  Based on your response and the lack of material information in the prospectus, please provide us with an analysis as to how the prospectus comports with the federal securities laws.  Refer to Section 10 of the Securities Act of 1933, as amended.

The prospectuses filed along with Amendment no. 3 to the Registration Statements for the MacroShares did not qualify as statutory prospectuses and they were was not used or distributed in marketing the MacroShares.  The Company needed additional time to discuss and negotiate underwriting engagements with various potential placement agents.  Our response letter should have noted this fact, rather than containing the inaccurate characterization of additional time being needed to allow "placement agents to introduce [MacroShares] to the market."  In light of the current economic conditions, no entity other than Macro Financial, LLC has committed to act as a placement agent.  Several entities have expressed their intention to act as participating dealers only.

Securities and Exchange Commission

March 30, 2009

We note that the prospectuses included in Amendment no. 4 to the Registration Statements meet all of the requirements of Section 10 of the Securities Act of 1933, as amended, and the Company intends to distribute these prospectuses to investors in connection with its offering of the MacroShares.

Registration Statement Cover

3.

Please revise to include the IPO incentive fees as a separate use of proceeds.  Also confirm that FINRA has approved these payments to placement agents.  In addition, please revise the summary at an appropriate place to explain that the amounts invested in treasuries will be less than investors pay because of the payments of the IPO incentive fee.

Please see the revisions made on page 2 of the summary and on page 44 in the section entitled "Use of Proceeds."  The registration statements have been submitted to FINRA for their review, but the Company has not yet received comments or approval from FINRA.

Prospectus

Prospectus Summary, page 1

4.

Please disclose how long the auction process will last in summary plan of distribution section.

Please see the revisions made on page 24 of the summary.

Quarterly Distributions, page 11

5.

Please reposition the final sentence of the first new paragraph, which says that the "Up Trust will not be able to make any quarterly distributions on the Up MacroShares for so long as the low short-term treasury yields that are currently prevailing in the market persist" so that it is a stand along paragraph on page 11 (or earlier) and put it in bold.

Please see the revisions made on page 13 of the summary and on page 52 in the section entitled "Description of the Up MacroShares — Quarterly Distributions."

Fees and Expenses, page 21

6.

Please explain the fee for "advertising and investor education" and disclose all the recipients of such fees.

Please see the revisions made on page 81 in the sections entitled "Description of the Trust Agreements — The Marketing Agent" and" — Fees and Expenses of the Paired Trusts."

Reports to Shareholders, page 83

7.

We note that you have changed your independent public accountant. Please provide the required information as provided under Item 304 of Regulation S-K.

Please see the revisions made on page 85.

Securities and Exchange Commission

March 30, 2009

Closing of the Auction and Pricing, page 99

8.

Please disclose whether there is a process for an investor to "reconfirm" an auction bid upon receiving the notice of acceptance from the related placement agent or participating dealer.

As in past WR Hambrecht auctions, there is no process to reconfirm bids except in the following two scenarios which are disclosed in the prospectus: (i) more than 15 business days elapse since a bidder submitted its bid or (ii) a pre-effective amendment to the prospectus is filed disclosing a material change in the disclosure contained therein after a bidder submits its bid.  The reconfirmation process and the circumstances in which it is undertaken are disclosed on page 100 in the section entitled "Plan of Distribution."

Notes to the Statement of Financial Condition, page E-1

9.

Please update the Notes to Statement of Financial Condition to provide that a MacroShares Unit will consist of 10,000 Up and 10,000 Down MacroShares.

Please see Appendix E of the revised registration statements.

Exhibit E, Report of Independent Registered Public Accounting Firm and Statement of Financial Condition

10.

Please update the Statement of Financial Condition, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement. If your fiscal year-end is December 31, you should provide updated audited financial statements as of December 31.

Please see Appendix E of the revised registration statements.

11.

Provide currently dated consents from the independent public accountants in the next amendment.

Please see Appendix E of the revised registration statements.

Exhibit 99.2

Cover

12.

Please tell us whether you intend to carry over fees from the registration of the initial offerings of the MacroShares to the registration statements where you will be registering shares on a continuous basis. If so, please revise to state such on the cover to the related registration statement.

The Company does intend to carry over fees if all of the shares registered for the initial public offering are not sold in the initial public offering.  The Company intends to indicate the amount of fees being carried over on the cover of the Post-effective Amendment to the Registration Statement discussed in response to comment no. 1.

Plan of Distribution

13.

Please revise to clarify that persons whose actions make them statutory underwriters are statutory underwriters and remove the "deemed" language which might confuse readers.

Please see the revisions made on page 3 of Exhibit 99.2 in response to this comment.

Securities and Exchange Commission

March 30, 2009

14.

Refer to the last paragraph of this section. Please tell us who the persons are who are not broker dealers whom you might compensate in connection with sales made by those peoples. Also we suggest disclosing in the summary that as much as 10% of the gross proceeds of the offering may be used for purposes other than investing in the treasuries.

Please see the revisions made on page 4 of Exhibit 99.2 in response to this comment.  Compensation will only be paid to persons, generally expected to be third party wholesalers, who are broker dealers.  Our understanding is that such persons will not extend credit to their customers in transactions involving the sale of MacroShares in violation of Section 11(d)(1) of the Exchange Act of 1934, as amended.  However, all Authorized Participants will continue to be able to be able to rely on the class exemption from Section 11(d)(1), because among other things, they will not receive any compensation from the paired trusts or any of the trusts' affiliates.  The statement referred to in the second sentence of this comment was added as a result of a comment received from the Company's FINRA reviewers requesting this exact language.  It is intended to be simply a statement of the FINRA rule that underwriting compensation cannot exceed 10% of gross proceeds.  It would be inaccurate for the Company to state that up to 10% of gross proceeds of the continuous offering may be used to pay underwriting compensation, when the Company has no intention of dedicating such a high percentage of proceeds for such purpose.

March 19, 2009 Letter

Registration Statement Cover

1.

The cover page should clearly state the auction is being done on a best efforts min-max basis whereby MacroShares will sell between X and Y shares.  The cover should also identify the price range.

Please see revisions made on the cover page.

Risk Factors, page 25

2.

The risk factor titled "There is currently no market for the Up MacroShares and no market may develop" on page 26 should be revised to discuss the limited market that may develop if only the minimum number of shares are sold.  Alternatively, the company could include a separate risk factor addressing any market based risks that may arise it if sells only the minimum number of shares.

Please see revisions made on page 27.

Plan of Distribution, page 93

3.

The Plan of Distribution should be revised to clarify the minimum/maximum nature of the offering.

Please see revisions made on page 96 in the section entitled "Plan of Distribution —General."

4.

In the first paragraph on page 94 you state that institutional investors may request authorization to bid directly in the auction, in which case the institutional investor will receive access to certain auction pricing and volume information.  What is the basis for providing access to this material information for institutions only?  It appears as though you would provide access to material information to only one set of bidders.

Please see revisions made on page 96 in the section entitled "Plan of Distribution —General."

Securities and Exchange Commission

March 30, 2009

5.

Since MacroShares will not receive payments until after the auction closes, it may run the risk that some purchasers who are allocated shares do not pay.  The registration statement should clarify whether MacroShares will place purchaser funds in an escrow or similar account until the full minimum proceeds are received.  The concern is what will happen if MacroShares receives bids and sends out notices of acceptances based on the minimum offering size, but some purchasers do not fund their allocation – resulting in less than the minimum offering amount being raised.  How would the funds MaroShares received be held and returned?

Please see revisions made on page 98 in the penultimate paragraph of the section entitled "Plan of Distribution —General."

6.

The last sentence under "Prior to Effectiveness of the Registration Statement" on page 96 states that bids can be modified or withdrawn at any time prior to "the closing of the OpenCross auction and the sending of notices of acceptance."  There may time a time lag between closing of the auction and sending of notices of acceptance.  Please revise to address this and specify that bids may be modified or withdrawn at any time prior to acceptance.

Please see revisions made on page 99 in the section entitled "Plan of Distribution — The OpenCross Auction Process — Prior to Effectiveness of the Registration Statement."

7.

The Plan of Distribution should be revised to clarify how the company will communicate pre-effective  changes in the price range or number of shares being offered.  In this situation, it should undertake to: (i) provide notice at the offering's URL of the revised price range or number of shares to be sold, as the case may be, and (2) send an electronic notice to everyone who submitted a bid (that has not been withdrawn) notifying them of the revised range or number of shares to be sold, as the case may be.

Please see revisions made on pages 100-101 in the sections entitled "Plan of Distribution — The OpenCross Auction Process — Changes in the Price Range or Offering Size Before the Auction is Closed" and " — Changes in the Price Range or Offering Size After the Auction is Closed and Pricing Outside the Price Range."

8.

The Plan of Distribution should be revised to clarify the communications leading up to the final notice of acceptance.  For example, clarify that you will provide bidders with:

•

notice of substantive changes to the prospectus not requiring reconfirmation,

•

notice of an acceleration request,

•

notice of effectiveness, and

•

final notice of the opportunity to withdraw at least one hour prior to acceptance of conditional offers.

Please see revisions made on page 99 in the section entitled "Plan of Distribution — The OpenCross Auction Process — Effectiveness of the Registration Statement."

Securities and Exchange Commission

March 30, 2009

9.

In the third paragraph on page 98 you state that "depending on a variety of factors" the public offering price may be set lower that than clearing price.  Identify the types of factors that may result in a lower clearing price.

Please see revisions made on page 102 in the third paragraph of the section entitled "Plan of Distribution — Determination of the Public Offering Price."

10.

In the fourth paragraph on page 98 you state that if sufficient bids are not received, Marco Financial, LLC may elect to seed the Paired Trusts to effect the minimum creation of Paired Shares that is required by NYSE Area.  Revise to more clearly state if Macro Financial will be able to resell any such shares it may buy in accordance with Regulation M.

Please note that the language referenced in this comment has been deleted.  Macro Financial, LLC will not be seeding the Paired Trusts.

Comment Received Via Telephone

"The Office of Chief Counsel believes that reconfirmation of bids is also necessary if the price for the offering will be outside of the disclosed range that you have in the prospectus.  If the price ends up being outside of the range, there should be a reconfirmation of the bids."

Bids will be reconfirmed if the price of the offering is materially above the disclosed price range, as described on pages 100-101 in the sections entitled "Plan of Distribution — The OpenCross Auction Process — Changes in the Price Range or Offering Size Before the Auction is Closed" and " — Changes in the Price Range or Offering Size After the Auction is Closed and Pricing Outside the Price Range."

* * * * *

If you would like to discuss further any of the our responses to your comments or any related issues, please do not hesitate to contact us.

Sincerely,

Richard F. Kadlick

cc:

Division of Investment Management

Mr. Brian Murphy